Exhibit 99.1

Hello Group Inc. Announces Management Change

BEIJING, Oct. 28, 2022 /PRNewswire/ – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced that Mr. Li Wang has resigned as the chief executive officer of the Company, because of health reasons, effective immediately. Executive Chairman Mr. Yan Tang has assumed the role of chief executive officer. Mr. Li Wang will remain with Hello Group as an executive director and president of the Company, assisting Mr. Yan Tang in executing the Company’s core strategies.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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